UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACIES CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

004507 10 9

(CUSIP Number)

STEPHEN BROCK

5770 EL CAMINO ROAD

LAS VEGAS, NV 89118

(702) 222-9076

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

  004507 10 9

|   1  |

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Stephen Brock

---------------------------------------------------------------------------------------------------------------------------------

|   2  |

Check the Appropriate Box if a Member of a Group

(a)[ ]

(b)[ ]

---------------------------------------------------------------------------------------------------------------------------------

|   3  |

SEC Use Only

---------------------------------------------------------------------------------------------------------------------------------

|   4  |

Source of Funds

SC

---------------------------------------------------------------------------------------------------------------------------------

|   5  |

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

---------------------------------------------------------------------------------------------------------------------------------

|   6  |

Citizenship or Place of Organization

United States

---------------------------------------------------------------------------------------------------------------------------------

| 7 | Sole Voting Power

Number of

1,722,200

Shares Bene-                 -----------------------------------------------------------------------------------------------------

ficially

| 8 | Shares Voting Power

Owned by Each

N/A

Reporting                      -----------------------------------------------------------------------------------------------------

Person With

| 9 | Sole Dispositive Power

1,722,200

---------------------------------------------------------------------------------------------------------------------------------

       10 | Shared Dispositive Power

N/A

---------------------------------------------------------------------------------------------------------------------------------

|  11  |

Aggregate Amount Beneficially Owned by Each Reporting Person

1,722,200

---------------------------------------------------------------------------------------------------------------------------------

|  12  |

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A

---------------------------------------------------------------------------------------------------------------------------------

|  13  |

Percent of Class Represented by Amount in Row (11)

5.03%

---------------------------------------------------------------------------------------------------------------------------------

|  14  |

Type of Reporting Person

IN

---------------------------------------------------------------------------------------------------------------------------------

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Acies Corporation, formerly Atlantic Synergy, Inc. (filing through November 18, 2004), formerly Terencenet, Inc. (filings through October 8, 2003) (the “Company”).  The principal executive offices of the Company are located at 14 Wall Street, Suite 1620, New York, New York 10005.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Stephen Brock.  Mr. Brock’s business address is 5770 El Camino Road, Las Vegas, Nevada 89118.  Mr. Brock, is the Chief Executive Officer, Secretary, Treasurer and a Director of Public Company Management Corporation, a reporting company.

 (d)-(e)  During the last five years, Mr. Brock: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brock is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On July 22, 2004, Stephen Brock, through M & A Capital Advisers, LLC, a Nevada corporation, of which Mr. Brock is the sole Member, acquired 1,250,000 shares of the Company’s common stock valued at $225,000 (based on a closing price of $0.18 per share on July 22, 2004) as consideration for consulting services in connection with various corporate transactions, which transactions had the effect of changing control of the Company from Terence Channon to the following three individuals: Oleg Firer, Yakov Shimon and Miron Guilliadov, and resulted in a reverse merger of the Company with Acies, Inc., a Nevada corporation.  In addition, Mr. Brock agreed to sell to the Company at $0.001 per share 200,000 shares of the Company’s common stock which he held prior to the change in control and reverse merger; however, the sale was not completed until October 27, 2005.  M & A Capital Advisers, LLC is a broker or dealer registered under section 15 of the Securities Exchange Act of 1934; however, its ownership in the issued and outstanding common stock of the Company was less than 5%.  Stephen Brock is deemed to be the beneficial owner of the shares of common stock owned by M & A Capital Advisers, LLC.  As a result of this acquisition (and without taking into account the planned sale of 200,000 shares), Mr. Brock beneficially owned 1,722,200 shares, or 5.03% of the Company’s issued and outstanding common stock after the change in control, consisting of 420,700 shares owned directly by Mr. Brock, 51,500 shares owned indirectly by Mr. Brock through GoPublicToday.com, Inc., a Nevada corporation, of which Mr. Brock is the President, and 1,250,000 shares owned indirectly by Mr. Brock through M & A Capital Advisers, LLC.  Mr. Brock determined his percentage ownership based on his estimate, using the Company’s SEC filings, that the Company had 34,245,001 shares of common stock issued and outstanding as of July 22, 2004.

Prior Acquisitions and Dispositions Affecting Beneficial Ownership

In October 2000, GoPublicToday.com, Inc., a Nevada corporation, of which Stephen Brock is the President, acquired 250,000 shares of the Company’s common stock valued at $0.10 per share, or an aggregate of $25,000 in consideration for consulting services.  GoPublicToday.com was a registered investment advisor within the meaning of Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 at the time of the acquisition; however, its ownership in the issued and outstanding common stock of the Company was less than 5%.  Mr. Brock is deemed to be the beneficial owner of the shares of common stock owned by GoPublicToday.com.  On September 5, 2002, Stephen Brock acquired 250,000 shares of the Company’s common stock valued at $0.10 per share, or an aggregate of $25,000 in consideration for his services pursuant to consulting agreements.  The shares of common stock were registered on the Company’s Form S-8, SEC File Number 333-99173.  As a result of these transactions, Mr. Brock beneficially owned an aggregate of 500,000 shares, or 6.5% of the Company’s issued and outstanding common stock.  Mr. Brock determined his percentage ownership based on his estimate, using the Company’s SEC filings, that the Company had 7,653,750 shares of common stock issued and outstanding as of September 5, 2002.  Mr. Brock filed a Statement on Schedule 13G to report such beneficial ownership.

On March 10, 2003, Stephen Brock acquired 225,000 shares of the Company’s common stock valued at $0.08 per share, or an aggregate of $18,000 in consideration for his services pursuant to consulting agreements.  The shares of common stock were registered on the Company’s Form S-8, SEC File Number 333-103696.  During the period from January 1, 2003 to December 4, 2003, Mr. Brock sold an aggregate of 186,800 shares of the Company’s common stock at various market prices ranging from $0.065 (July 29, 2003) to $0.242 (October 10, 2003) and transferred an aggregate of 55,000 shares to consultants in exchange for services.  As a result of these transactions, Mr. Brock beneficially owned an aggregate of 483,200 shares, or 6.0% of the Company’s issued and outstanding common stock as of December 31, 2003, consisting of 420,700 shares owned directly by Mr. Brock and 62,500 shares owned indirectly by Mr. Brock through GoPublicToday.com, Inc.  Mr. Brock determined his percentage ownership based on the Company’s SEC filings, which state that the Company had 8,098,750 shares of common stock issued and outstanding as of December 31, 2003.  Mr. Brock filed a Statement on Schedule 13G/A, Amendment No. 1, to report such beneficial ownership.

On June 22, 2004, Mr. Brock transferred an aggregate of 11,000 shares to consultants in exchange for services.

Item 4. Purpose of Transaction

Mr. Brock acquired the securities of the Company for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Brock planned to purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Brock acquired the securities of the Company on July 22, 2004, as consideration for consulting services in connection with various corporate transactions, which transactions had the effect of changing control of the Company as discussed in “Item 3. Source of Amount of Funds or Other Compensation,” and resulted in:

(a)

the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

a reverse merger of the Company;

(c)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)

a change in the then present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any then existing vacancies on the board;

(e)

a material change in the then present capitalization or dividend policy of the Company;

(f)

other material changes in the Company’s business or corporate structure; and

(g)

changes in the Company’s charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

Mr. Brock did not have any plans or proposals which related to or resulted in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated in (h) and (i), above.

Item 5. Interest in Securities of the Issuer

(a)

Stephen Brock beneficially owned and aggregate of 1,722,200 shares, or 5.03% of common stock of the Company as of July 22, 2004, consisting of 420,700 shares owned directly by Mr. Brock, 51,500 shares owned indirectly by Mr. Brock through GoPublicToday.com, Inc., and 1,250,000 shares owned indirectly by Mr. Brock through M & A Capital Advisers, LLC.  Mr. Brock was the sole Member of M & A Capital Advisers, LLC and the President of GoPublicToday.com at the time of the acquisition and was deemed to beneficially own the shares owned by them.  Mr. Brock determined his percentage ownership based on his estimate, using the Company’s SEC filings, that the Company had 34,245,001 shares of common stock issued and outstanding as of July 22, 2004.

(b)

Mr. Brock had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Brock.

(c)

Mr. Brock acquired the common stock as a result of the transactions discussed in Item 3, above.

(d)

No other person had the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares beneficially owned by Mr. Brock.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1(1)

Exchange Agreement between the Company and Acies, Inc., dated July 2, 2004.

Exhibit 2*

Agreement between the Company and Stephen Brock dated July 13, 2004.

Exhibit 3(2)

Consulting Services Agreement dated August 30, 2002.

Exhibit 4(2)

Consulting Services Agreement dated August 30, 2002.

Exhibit 5(3)

Consulting Services Agreement dated February 26, 2003.

Exhibit 6(3)

Consulting Services Agreement dated February 26, 2003.

*

Filed herein.

(1)

Filed as Exhibit 2.1 to the Company’s Form 8-K/A filed with the Securities and Exchange Commission on July 12, 2004, and incorporated herein by reference.

(2)

Filed as Exhibit 4b and Exhibit 4d, respectively, to the Company’s Form S-8 filed with the Securities and Exchange Commission on September 5, 2002, and incorporated herein by reference.

(3)

Filed as Exhibit 4a and Exhibit 4b, respectively, to the Company’s Form S-8 filed with the Securities and Exchange Commission on March 10, 2003, and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2006

By:  /s/ Stephen Brock

Stephen Brock